EXHIBIT 15
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           FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - JANUARY 19, 2004
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              BAYTEX ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTIONS,
                    2003 YEAR-END RESULTS CONFERENCE CALL AND
                           2003 INCOME TAX INFORMATION

Baytex Energy Trust (TSX-BTE.UN) announces that a cash distribution of $0.15 per unit in respect of January operations will be paid on February 17, 2004 for unitholders of record on January 30, 2004. The ex-distribution date is January 28, 2004.

This level of distribution is consistent with Baytex's policy of distributing between 60% and 70% of cash flow from operations. The remaining cash flow is used for the funding of capital programs to sustain future production and distributions.

Baytex also announces that it plans to release its operating and financial results for the quarter and year ended December 31, 2003 on Wednesday, March 10, 2004. A conference call will be held on the same day at 2:00 p.m. Mountain Standard Time (4:00 p.m. Eastern) to be hosted by Ray Chan, President and Chief Executive Officer, and Dan Belot, Vice-President, Finance and Chief Financial Officer. To participate in the call, dial 1-800-847-8137. To access a recorded playback available until March 24, 2004, dial 1-800-558-5253 and enter reservation number 21183196. The conference call will be archived on Baytex's website at www.baytex.ab.ca.

For unitholders that are residents of Canada, tax information for 2003 cash distribution will be available on or before March 5, 2004. Unitholders holding units outside of registered plans should receive T3 Supplementary information slips from either Valiant Trust Company or their brokers on or before March 31, 2004.

Baytex Energy Trust is ranked amongst the top five conventional oil and gas income trusts by production in Canada. Baytex is focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.


FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray Chan, President & C.E.O.                    Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.     Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca